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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              KENETECH CORPORATION
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                                (Name of Issuer)

                        8.25% CONVERTIBLE PREFERRED STOCK
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                         (Title of Class of Securities)

                                    488878307
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                                 (CUSIP Number)

                                  Elliot Press
c/o Rosenman & Colin LLP, 575 Madison Avenue, New York, NY 10022 (212) 940-6348
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 7, 1997
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                  Page 1 of 10


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                                 SCHEDULE 13D

CUSIP No.     488878307

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     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Lawrence A. Heller   Employer I.D.#

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/
                                                                    (b)  / /
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

               N/A

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       / /

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

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                          7       SOLE VOTING POWER
                                       400,000 Shares
        NUMBER OF
                      ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER

      BENEFICIALLY                         0

        OWNED BY      ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
          EACH
                                       400,000 Shares
        REPORTING

                      ------------------------------------------------------
         PERSON          10       SHARED DISPOSITIVE POWER

          WITH                              0



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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              400,000 Shares

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             / /


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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.8%

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    14       TYPE OF REPORTING PERSON*

                   IN


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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 2 of 10


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                                 SCHEDULE 13D

CUSIP No.      488878307

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     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               Quadrangle Offshore (Cayman) LLC

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  /X/
                                                                     (b)  / /
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

               WC

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               / /

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands, B.W.I.

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                                 7       SOLE VOTING POWER

        NUMBER OF
                                         400,000 Shares
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY               8       SHARED VOTING POWER

        OWNED BY                                0

          EACH            ------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
        REPORTING
                                           400,000 Shares
         PERSON
                          ------------------------------------------------------
          WITH                  10       SHARED DISPOSITIVE POWER

                                                0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              400,000 Shares

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                            / /


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  7.8%

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    14       TYPE OF REPORTING PERSON*

                   CO



--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.           Security and Issuer.

This statement relates to shares of 8.25% Convertible Preferred Stock (the "Shares") of Kenetech Corporation (the "Company"). The principal executive offices of the Company are located at 500 Sansome Street, San Francisco, California 94111.

Item 2.           Identity and Background.

(a)-(c)

Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Lawrence A. Heller, an individual and Quadrangle Offshore (Cayman) LLC ("Quadrangle LLC"), a Cayman Islands, B.W.I. company. Mr. Heller and Quadrangle LLC (collectively called the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act.

LAWRENCE HELLER

Mr. Heller is principally employed as a portfolio manager. Mr. Heller's principal business address is 31 West 52nd Street, 17th Floor, New York, New York, 10019.

QUADRANGLE LLC

Quadrangle LLC is a company organized under the laws of the Cayman Islands with the objective of obtaining capital appreciation of its assets through the speculative trading of, and investment in, a diversified portfolio of securities. The principal business address of Quadrangle LLC is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, Grand Cayman, Cayman Islands. The Portfolio Manager of Quadrangle LLC is L. Heller Advisors, LLC ("Heller Advisors") a Delaware limited liability company which is principally engaged in the business of making investment and trading decisions on behalf of investors. The principal address of Heller Advisors is 31 West 52nd Street, 17th Floor, New York, New York, 10019. Mr. Heller is the Managing Member of Heller Advisors and is solely responsible for making investment and trading decisions on behalf of Heller Advisors.

The Secretary of Quadrangle LLC is Maples and Calder, a Cayman Islands law firm. The principal business address of Maples and Calder is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. The directors of Quadrangle LLC are N.S. Nominees Ltd. and N.D. Nominees Ltd., both of which entities act as directors for offshore funds.

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The redeemable voting shares of Quadrangle LLC are owned by Quadrangle Offshore
(Cayman) S.A. ("Quadrangle S.A."). Quadrangle S.A. is a company organized under the laws of the Cayman Islands with the objective of obtaining capital appreciation of its assets through the speculative trading of, and investment in, a diversified portfolio of securities. The principal business address of Quadrangle LLC is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, Grand Cayman, Cayman Islands.

The Directors of Quadrangle S.A. are Clive Harris and Martin Lang. Mr. Lang is principally employed as a partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd., the company management arm of that firm. Mr. Lang is principally employed as a Company Manager for International Management Services Ltd. The business address of both Mr. Harris and Mr. Lang is P.O. Box 61 GT, Harbour Centre, 4th Floor, Geoergetown, Grand Cayman, B.W.I.

The Secretary of Quadrangle S.A. is Maples and Calder which functions as, and whose principal business address is as indicated above.

The Portfolio Manager of Quadrangle S.A. is Heller Advisors of which, Mr. Heller is the Managing Member.

The owner of the redeemable non-voting shares of Quadrangle LLC is Quadrangle Partners, L.P. ("Quadrangle L.P.), a Delaware limited partnership which principally functions as an investor in securities. The principal business address of Quadrangle L.P. is 31 West 52nd Street, 17th Floor, New York, New York, 10019. The General Partner of Quadrangle L.P. is L. Heller & Co., LLC, a

Delaware limited liability company organized for the purpose of acting as General Partner of Quadrangle L.P. Mr. Heller is the Managing Member of L. Heller & Co., LLC.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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(f) Mr. Heller is a United States citizen. Mr. Harris is a British National resident in the Cayman Islands. Mr. Lang is a British citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

Quadrangle LLC to purchased an aggregate of 400,000 Shares on the open market for an aggregate amount of approximately $562,500. The source of funds used by Quadrangle LLC to purchase such Shares was working capital.

Item 4.           Purpose of Transaction.

The Reporting Persons acquired beneficial ownership to any of the Shares reported herein as being beneficially owned by any such persons for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that each may beneficially own or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest In Securities of Issuer.

(a)-(b)


QUADRANGLE LLC

Quadrangle LLC owns 400,000 Shares, or approximately 7.8% of the outstanding Shares of the Company. Quadrangle LLC has the sole power to vote and dispose of all such Shares.

LAWRENCE HELLER

With respect to the Shares of the Company which are owned by Quadrangle LLC, Mr. Heller may be deemed to be a beneficial owner by virtue of his being the Managing Member of L. Heller Advisors, LLC which is the Investment Advisor of both Quadrangle LLC and Quadrangle S.A., as well as his being the Managing Member of L. Heller & Co., LLC which is the General Partner of Quadrangle L.P.; as such, Mr. Heller is the only person in a position to determine the investment and voting decisions of Quadrangle LLC with respect to such Shares. Mr. Heller has the sole power to vote and dispose of all such Shares.

(c) Quadrangle LLC and Mr. Heller acquired beneficial ownership to all of the Shares reported herein as being beneficially owned by such individuals on June 7, 1997.

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(d) Each of the Reporting Persons affirms that no person other than the
Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

(e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
Relationships With Respect to the Securities of the Issuer.

None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Item 2 hereto, have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits.

1. Agreement, dated July 14, 1997, among the Reporting Persons relating to the filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

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                                                     SIGNATURE

         After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            July 14, 1997

                                     QUADRANGLE OFFSHORE (CAYMAN) LLC

                                       By:  N.S. NOMINEES LTD.

                                       Title: Director

                                          By:/s/ Martin Lang

                                          Name: Martin Lang
                                          Title: Director

                                     LAWRENCE A. HELLER

                                     /s/ Lawrence A. Heller

                                                  Page 8 of 10


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                               EXHIBIT INDEX

                                                                  Sequentially
Exhibit No.     Description                                       Numbered Page

1.              Agreement, dated July 14, 1997, among the
                Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule
                13-d-1(f)(1).

                                                  Page 9 of 10